STATEMENT OF INVESTMENTS

Dreyfus GNMA Fund, Inc.
July 31, 2006 (Unaudited)

Bonds and Notes--99.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Home Equity Loans--1.0%				
Equivantage Home Equity Loan				
Trust, Ser. 1997-1, Cl. A4	7.78	3/25/28	1,077,544 a	1,074,113
Federal National Mortgage				
Association Whole Loan,				
Ser. 2001-W1, Cl. AF6	6.90	7/25/31	3,518,061 a	3,506,819
GE Capital Mortgage Services,				
Ser. 1999-HE1, Cl. A7	6.27	4/25/29	2,772,585	2,770,312
Long Beach Asset Holdings,				
Ser. 2004-6, Cl. N1	4.50	11/25/34	23,802 b	23,790
				7,375,034
Residential Mortgage Pass-Through Ctfs.--2.8%				
Countrywide Home Loan Mortgage				
Pass-Through Trust,				
Ser. 2005-31 Cl. 2A1	5.53	1/25/36	1,856,443 a	1,843,390
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	6,639,245	6,648,211
GSR Mortgage Loan Trust,				
Ser. 2004-12, Cl. 2A2	3.55	12/25/34	8,358,840 a	8,254,879
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR25 Cl. 4A2	6.22	7/17/36	1,840,000 a	1,851,500
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	2,225,000 a	2,151,375
				20,749,355
U.S. Government Agencies/Mortgage-Backed--89.3%				
Federal Home Loan Mortgage Corp.,				
5.00%, 3/1/20			1,290,285	1,252,777
Federal National Mortgage Association:				
6.00%			54,680,000 c	54,957,000
REMIC, Trust, Gtd.				
Pass-Through Ctfs.,				
Ser. 2003-49, Cl. JE,				
3.00%, 4/25/33			1,670,728	1,451,332
REMIC, Trust, Gtd.				
Pass-Through Ctfs.,				
Ser. 2004-58, Cl. LJ,				
5.00%, 7/25/34			4,930,017	4,853,898
Government National Mortgage Association I:				
5.00%			15,725,000 c	15,017,375
6.00%			29,650,000 c	29,659,192
6.50%			5,500,000 c	5,601,365
5.00%, 5/15/33 - 8/15/35			49,448,430	47,279,346
5.50%, 6/15/20 - 9/15/35			147,176,618	144,283,053
6.00%, 10/15/19 - 3/15/36			38,811,404	38,917,981
6.50%, 9/15/08 - 6/15/36			12,081,385	12,283,837
7.00%, 11/15/22 - 12/15/22			21,180	21,849
7.50%, 12/15/06 - 5/15/26			8,344,885	8,693,341
8.00%, 4/15/08 - 12/15/22			3,650,752	3,838,514
8.50%, 7/15/08 - 12/15/22			3,127,651	3,358,468
9.00%, 1/15/19 - 12/15/22			2,439,751	2,630,176

9.50%, 3/15/18 - 11/15/24	577,791	633,285
Ser. 2005-34, Cl. A, 3.96%,		
9/16/21	3,262,154	3,175,950
Ser. 2005-50, Cl. A, 4.02%,		
10/16/26	5,034,720	4,878,122
Ser. 2005-29, Cl. A, 4.02%,		
7/16/27	3,275,474	3,159,064
Ser. 2005-42, Cl. A, 4.05%,		
7/16/20	8,076,434	7,861,614
Ser. 2006-5, Cl. A 4.24%,		
7/16/29	10,313,301	9,991,338
Ser. 2005-52, Cl. A, 4.29%,		
1/16/30	2,535,194	2,467,251
Ser. 2005-59, Cl. A, 4.39%,		
5/16/23	3,017,748	2,950,211
Ser. 2005-32, Cl. B, 4.39%,		
8/16/30	3,500,000	3,404,275
Ser. 2004-39, Cl. LC,		
5.50%, 12/20/29	4,260,000	4,231,464
Government National Mortgage Association II:		
5.50%	8,578,000 c	8,375,613
6.50%	10,900,000 c	11,092,453
4.38%, 4/20/30 - 6/20/32	5,675,215 a	5,684,065
4.50%, 7/20/30 - 1/20/34	10,951,672 a	10,929,353
4.75%, 9/20/27	13,470 a	13,500
5.00%, 9/20/33 - 1/20/36	58,470,540	55,639,633
5.38%, 2/20/27	26,459 a	26,566
5.50%, 1/20/34 - 1/20/36	69,610,472	67,956,430
6.00%, 12/20/28 - 6/20/36	47,953,671	47,914,622
6.50%, 5/20/31 - 7/20/36	23,133,623	23,527,817
7.00%, 4/20/24 - 4/20/32	13,574,420	13,949,906
7.50%, 9/20/30	204,630	211,726
9.50%, 9/20/17 - 2/20/25	168,591	183,459
		662,357,221
U.S. Treasury Notes--6.2%		
3.50%, 2/15/10	10,560,000 d	10,080,682
4.00%, 6/15/09	6,300,000 d,e	6,147,414
4.50%, 2/28/11	30,135,000 d	29,639,430
		45,867,526
Total Bonds and Notes		
(cost $749,487,563)		**736,349,136**

	Face Amount Covered by	
Options--.0%	Contracts ($)	Value ($)
Call Options--.0%		
3-Month Capped USD Libor-BBA		
Interest Rate, June 2009 @ 4	37,500,000	**66,851**
Put Options--.0%		
3-Month Capped USD Libor-BBA		
Interest Rate, January 2008 @ 6	73,000,000	**27,664**
Total Options		
(cost $146,788)		**94,515**

	Principal	
Short-Term Investments--16.3%	Amount ($)	Value ($)
U.S. Treasury Bills		
4.69%, 8/3/06	30,000,000	29,991,900

4.70%, 8/24/06		35,000,000	34,891,500
4.84%, 9/7/06		6,150,000 e	6,119,681
4.86%, 9/28/06		50,000,000	49,613,000
Total Short-Term Investments			
(cost $120,615,012)			**120,616,081**

Other Investment--.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $5,595,000)	5,595,000 f	**5,595,000**

Investment of Cash Collateral for Securities Loaned--5.1%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $37,557,734)	37,557,734 f	**37,557,734**

Total Investments (cost $913,402,097)	**121.4%**	**900,212,466**
Liabilities, Less Cash and Receivables	**(21.4%)**	**(158,564,499)**
Net Assets	**100.0%**	**741,647,967**

a   Variable rate security--interest rate subject to periodic change.

b   Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in
     transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2006, this
     security amounted to $23,790 or .0% of net assets.

c   Purchased on a forward commitment basis.

d   All or a portion of these securities are on loan. At July 31, 2006, the total market value of the fund's securities
     on loan is $36,389,585 and the total market value of the collateral held by the fund is $37,557,734.

e   All or partially held by a broker as collateral for open financial futures positions.

f   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
July 31, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 7/31/2006 ($)
Financial Futures Long				
U.S. Treasury 5-Year Notes	1,636	170,501,875	September 2006	688,375
U.S. Treasury 10-Year Notes	67	7,104,094	September 2006	30,883
Financial Futures Short				
U.S. Treasury 30-Year Bonds	339	(36,707,344)	September 2006	(464,578)
				254,680

STATEMENT OF OPTIONS WRITTEN
July 31,2006 (Unaudited)

	Contracts	Value ($)
Call Options:		
September 2006 10-Year Future		
August 2006 @ 107	419	(45,830)
Put Options:		
September 2006 10-Year Future		
August 2006 @ 103	419	(6,549)
Total Options:		
(Premiums received $69,233)		**(52,379)**